Exhibit 1
RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2008
FEBRUARY 23, 2009
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, British Columbia
Canada V6X 4G5
(604) 273-7564
www.rbauction.com

TABLE OF CONTENTS

Forward Looking Statements	3

The Company	4

Overview	4

History and Development of Our Business	5

Industry	6

Competitive Advantages	6

Growth Strategies	9

Operations	10

Marketing and Sales	12

International Network of Auction Sites	12

Competition	14

Governmental and Environmental Regulations	14

Risk Factors	15

Dividends	15

Capital Structure	15

Market for Securities	16

Directors and Executive Officers	16

Audit Committee Information	18

Legal and Regulatory Actions	21

Code of Ethics	21

Transfer Agent	21

Interests of Experts	21

Additional Information	22

Unless the context otherwise requires, “Ritchie Bros.”, the “Company”, “we”, or “us” each refer to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in United States Dollars.
Certain names in this document are our trademarks.

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Forward Looking Statements
This Annual Information Form contains forward-looking statements that involve risks and uncertainties. These statements are based on our current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	growth of the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	the impact of the current economic environment on our operations and customers, including the number of bidders and buyers attending our auctions and consignment volumes at those auctions; the demand for equipment at our auctions; our bidders’ ability to access credit to fund their purchases; the impact of the economic environment on equipment prices and our business model;

•	our principal strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;

•	our people, including our ability to recruit, train and develop the right people to help us achieve our goals;

•	our places, including our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;

•	our processes, including our process improvement initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

•	the relative percentage of our gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	our auction revenue rates and the sustainability of those rates, and the impact of our commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;

•	the performance of our agricultural division, and the variability on our agricultural sales from period to period;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008, which is incorporated by reference in this document, are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

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The Company
Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. Our registered office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. Our executive office is located at 6500 River Road, Richmond, British Columbia, Canada V6X 4G5 and our telephone number is (604) 273-7564. We maintain a website at www.rbauction.com. None of the information on our website is incorporated into this Annual Information Form by this or any other reference.
The following diagram illustrates the primary intercorporate relationships of our company and our principal operating subsidiaries:

Notes:

1.	Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2.	Ritchie Bros. Holdings Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

3.	Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4.	Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5.	Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6.	Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

7.	Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

8.	Ritchie Bros. Holdings (America) Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.
Overview
We are the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. At December 31, 2008, we operated from over 110 locations in more than 25 countries, including 38 auction sites worldwide. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.

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Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our gross auction proceeds were $3.57 billion for the year ended December 31, 2008, which was 12% higher than in 2007. We believe that we sell more used equipment than any other company in the world and that our annual gross auction proceeds are far greater than any of our auction competitors. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our significant competitive advantages. Unreserved means that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
Our customers are both buyers and sellers of equipment, trucks and other industrial assets. The majority of our buyers are end users of equipment, such as contractors, with the remainder being primarily truck and equipment dealers and brokers. Sellers at our auctions, which we also call consignors, represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse, multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 60% of the value of equipment sold at our auction has left the region of the sale. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve substantial momentum in our business.
History and Development of Our Business
Our company was founded in 1958 in the small town of Kelowna, British Columbia, Canada. We held our first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While our early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward in Canada through the 1960s.
By 1970, we had established operations in the United States and held our first U.S. sale in Beaverton, Oregon. Throughout the 1970s and 1980s, we held auctions in additional locations across Canada and an increasing number of American states. In 1987, we held our first European auctions in Liverpool, U.K. and Rotterdam, The Netherlands. Our first Australian auction was held in 1990, and this was followed by expansion into Asia, with subsequent sales in Japan, the Philippines, Hong Kong, Thailand and Singapore. We held our first Mexican auction in 1995, our first Middle Eastern auction in Dubai, U.A.E. in 1997, our first African auction in Durban, in the Republic of South Africa, in 2003 and our first auction in Eastern Europe in Poland in 2008. Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term.
In 1994, we introduced our prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by industrial equipment auctioneers. We have since constructed similar facilities in various locations in Canada, the United States, Europe, Australia, Asia and the Middle East. We had 38 auction sites at the date of this discussion, of which five were built or put into service during 2008. The replacement facility in Grande Prairie, Alberta; and new sites in Mexico City, Mexico; and London, Ontario were under construction as of the date of this AIF.
In March 1998, we completed an initial public offering of our common shares. Our common shares trade on the New York Stock Exchange, and, since January 27, 2004, on the Toronto Stock Exchange, under the ticker symbol “RBA”.

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Industry
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. Industry analysts estimate that the world-wide value of used equipment transactions, of the type of equipment we sell at our auctions, is approximately $100 billion per year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly by the owner or through truck and equipment dealers and brokers. Although we sell more used equipment than any other company in the world, our share of this fragmented market is only in the range of 3%.
As we grow our business we intend to capitalize on a number of key characteristics of the global industrial equipment market:
Growth of the Auction Segment of the Industrial Equipment Market. We believe that auctions represent an increasingly popular distribution channel for industrial equipment for the following reasons:
•	The ability of auctioneers to sell a wide range of equipment and related assets and therefore, offer a comprehensive and convenient service to buyers and sellers;

•	The increasing transparency of the international used equipment market due in large part to the depth of information now available on the internet;

•	The increasing preference of sellers to access the auction marketplace to achieve a sale quickly and efficiently; and

•	The ability of auctioneers to deliver high net proceeds on the sale of equipment.
Attractiveness of the Industrial Equipment Auction Market. In addition to the growth potential of the auction segment of the industrial equipment market, we believe that the following are attractive characteristics of the industrial equipment auction business:
•	The industrial equipment auction business is relatively insulated from cyclical economic trends. Many of the factors that prompt owners to sell equipment also create an environment in which equipment buyers opt for high quality used equipment rather than typically more expensive new equipment. In addition, much of the equipment that we sell can be used in multiple industries and in diverse geographic locations. As a result, auctioneers can capitalize on economic downturns as well as upturns;

•	Industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to conducting sales in a particular geographic region;

•	Auction companies do not typically bear the risks associated with holding inventory over extended periods;

•	The industrial equipment auction industry is highly fragmented (and we are the largest participant in that industry); and

•	Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis — their value is dependent mainly on their condition. The transparency of the unreserved auction method gives buyers and sellers confidence that the equipment has traded at a fair market price.
Competitive Advantages
Our key strengths provide distinct competitive advantages and have enabled us to attract an increasing number of consignors and bidders to our auctions, allowing us to achieve significant and profitable growth. Our gross auction proceeds have grown at a compound annual growth rate of 13.5% over the last 25 years, as illustrated below.

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(1)	Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds.
Reputation for Conducting Only Unreserved Auctions. We believe that our highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to our growth and success. All of our auctions are unreserved, meaning that there are no minimum or reserve prices; each and every item is sold to the highest bidder on the day of the auction regardless of the price. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results. Bidders at our auctions have confidence that if they are the high bidder on an item, then they are the buyer of that item, regardless of price. We believe that Ritchie Bros.’ reputation for conducting only unreserved auctions is a major reason why bidders are willing to commit the necessary time and effort to participate in our auctions, and we believe that the size and breadth of the resulting bidding audiences enable us generally to achieve higher prices than our competitors.
Ability to Transcend Local Market Conditions. We market each auction to a global customer base of potential bidders, through the use of print media and the internet. Because bidders are willing to travel between regions and countries to attend our auctions, and are able to participate over the internet if they are unable or choose not to attend in person, consignors have confidence that they will receive the world market price for their equipment. In recent periods, an average of approximately 60% of the value of equipment sold at any particular auction has left the region of the sale.
International Scope. We have substantial expertise in marketing, assembling and conducting auctions in international markets. We have conducted auctions in more than 20 countries and we regularly hold auctions in North America, Europe, Australia and the Middle East.
Extensive Network of Auction Sites. Our international network of auction sites is attractive to consignors of trucks and equipment with widely dispersed fleets and also to manufacturers wanting to access multiple regional markets. We believe that our network of auction sites has allowed us to achieve economies of scale by holding more frequent and larger auctions at our existing facilities, taking advantage of our considerable operating capacity without incurring significant incremental costs. In addition, many of our auction sites are equipped with environmentally certified painting and refurbishing facilities which, together with purpose-built auction theatres and equipment display yards, allow us to deliver a uniquely high level of service to our customers. Our secure yards enable our bidders to inspect, test and compare assets available for sale at our

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auctions, while our consignors take comfort knowing their assets are under our care, custody and control, and that we are looking after all details in connection with the auction.
Proprietary Databases. We maintain sophisticated databases containing information on several million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices and listings of stolen equipment. Together with our unique and comprehensive information about the flow of equipment coming to market, these databases help us to identify market trends and estimate equipment values.
We also maintain a proprietary customer information database containing detailed information on more than 450,000 companies and individuals from approximately 200 countries, including each customer’s auction attendance, trade association memberships, buying and travel habits and banking information. This database enables us to identify customers that might be interested in the equipment being sold at any particular auction.
Internet Services. We believe that our extensive internet presence and the tools available on our website are valuable to buyers and sellers of equipment and represent a distinct competitive advantage for Ritchie Bros. Our rbauctionBid-Live internet bidding service has enhanced our ability to transcend local market conditions and offer international scope to equipment buyers and sellers. It has also increased the number of bidders participating in our auctions, which we believe has led to higher selling prices. We launched the rbauctionBid-Live service in 2002, and by the end of 2008 we had approximately 99,000 customers from almost 180 countries registered and approved to use the service. In 2008, customers bidding in our live auctions over the internet were the buyer or runner-up bidder on 33% of the lots offered online. Our internet bidding service gives our customers access to the best of both worlds — live and online auction participation. The average number of registered bidders, both online and on-site, participating in our industrial auctions has increased 29% to 1,431 registered bidders from 1,080 bidders in 2001, prior to the implementation of the rbauctionBid-Live service.
Size and Financial Resources. In addition to being the world’s largest auctioneer of industrial equipment, we believe that we sell more used trucks and equipment than any other company, including non-auction companies such as manufacturers, dealers and brokers, making us the largest participant in this highly fragmented market. In addition to our strong market position, we have the financial resources to offer our consignors flexible contract options such as guarantee and outright purchase contracts, to invest in new technologies and to expand into new markets.
Dedicated and Experienced Workforce. Our sales and support team is a key part of our customer service effort. We had 1,077 full-time employees at December 31, 2008, including 265 sales representatives and 29 trainee territory managers. Our senior management team has extensive industry experience — the 10 members of our senior management Executive Council have a combined experience of over 167 years in the equipment auction industry.
These competitive advantages have enabled us to hold successful auctions that are appealing to both buyers and consignors, as evidenced by the growth in the number of buyers and consignors participating in our auctions, set out in the graph below, and the resulting growth in our gross auction proceeds.

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We believe that our auctions generally draw a larger number of bidders than most other industrial equipment auctions. Also, the majority of the bidders at our auctions are end-users of equipment (typically retail buyers) rather than brokers or dealers (typically wholesale buyers). In 2008, approximately 80% of the lots at our auctions were sold to end-users of equipment, such as contractors. Large end-user bidder audiences, including international bidders and internet bidders, enable us to deliver world market prices and transcend local market conditions. The ability to deliver high prices on the sale of trucks and equipment is a core part of our value proposition and helps to attract consignments, which attract larger bidder audiences in a self-reinforcing process that we believe has been working in our favor for 50 years. We believe that this momentum, together with our reputation, size and financial resources, gives our customers confidence in our auction services, which contributes to our growth and acts as a barrier to entry for potential competitors.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace over the long term while maintaining a reasonable return on invested capital and to maintain and enhance the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison.
1.	Our people

People are a key driver of our growth, and one of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on developing employees from within our company.

Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team.

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2.	Our places

We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.

Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities and we will continue to invest in frontier markets in the future.

We plan to expand our worldwide network of auction sites, opening an average of at least two new or replacement sites per year. Our shorter-term focus for this expansion is the United States and Western Europe. In addition, we intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complimentary to these core markets. Examples of these complimentary categories include mining, forestry and petroleum assets.

3.	Our processes

We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous improvement focus will allow us to grow our revenues faster than our operating costs in the future. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.

Over the past few years, we have made significant progress in developing business processes and systems that are efficient, consistent and scalable, including the successful implementation of a new enterprise resource planning (or ERP) system.
We believe that these three components work together because our people help us to achieve our growth objectives, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency and deliver value to our customers.
Operations
During 2008 we conducted 193 unreserved industrial auctions at locations in North America, Europe, the Middle East, South East Asia, and Australia. We also held 147 unreserved agricultural auctions in 2008, primarily in Canada and the United States. Although our auctions varied in size, the average Ritchie Bros. auction in 2008 had the following characteristics:

	Industrial auctions	Agricultural auctions
Gross auction proceeds	$17.7 million	$0.9 million
Bidder registrations	1,431	355
Lots offered for sale	1,301	286
Consignors	189	10
Approximately 54% of our auction revenues was earned from operations in the United States (2007 - 56%), 21% was earned in Canada
(2007 — 23%) and 15% was earned in Europe (2007 — 12%). The remaining 10% was earned from operations primarily in Australia, the Middle East and Mexico (2007 - 9%).

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In 2008, approximately 89% of the gross auction proceeds from our auctions was attributable to auctions held at our permanent auction sites and regional auction units (2007 — 88%). Permanent auction sites are located on land that we own. Our permanent auction sites average approximately 60 acres in size and typically include an equipment display yard, an auction theatre, administrative offices, customer parking, and an environmentally certified refurbishing facility. Regional auction units are auction sites typically located on leased land with more modest facilities than a permanent auction site.
The remaining 11% of our gross auction proceeds in 2008 came from “off-site” auctions (2007 — 12%), typically held on rented or consignor-owned land. The decision as to whether to hold a particular auction at one of our sites instead of at an off-site location is influenced by the nature, amount and location of the equipment to be sold. The majority of our agricultural auctions are held at off-site locations, usually on the consignor’s farm.
Our gross auction proceeds and auction revenues are affected by the seasonal nature of the auction business. Our gross auction proceeds and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.
Some of the key elements of our auction process include:
Attracting Bidders. We believe our proprietary customer database, which contains over 450,000 customer names from approximately 200 countries, significantly enhances our ability to market our auctions effectively. We typically send over 50,000 full-color auction brochures for each auction to strategically selected customers from our database. We also conduct targeted regional and industry-specific advertising and marketing campaigns. In addition, we post information about the majority of the consigned equipment at upcoming auctions on our website so that potential bidders can review equipment descriptions and view photographs of many of the items to be sold. We had 277,560 bidder registrations at our industrial auctions in 2008 compared to 254,259 in 2007.
Attracting Equipment. We solicit equipment consignments ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. For larger consignments, our service typically begins with an equipment appraisal that gives the prospective consignor a credible estimate of the value of the appraised equipment. We believe that our consignors choose to sell their equipment at our auctions, rather than through other channels or other auctioneers, because they believe that selling at a Ritchie Bros. auction is the best way to maximize the net proceeds on the sale of their assets. During 2008 we received 36,595 industrial auction consignments, typically comprised of multiple lots, compared to 34,931 consignments in 2007.
Our willingness to take consignment of a customer’s full equipment fleet, including ancillary assets such as inventories, parts, tools, attachments and construction materials, rather than only accepting selected items, is another valuable service that we offer to consignors that sets us apart from most of our competitors.
Attractive Contract Options. We offer consignors several contract options to meet their individual needs and sale objectives. These can include a straight commission contract, where the consignor receives the gross proceeds from the sale less a pre-negotiated commission rate, as well as alternate arrangements including guarantee contracts (where the consignor receives a guaranteed minimum amount plus an additional amount if proceeds exceed a specified level) or an outright purchase of the equipment by us for resale. We refer to guarantee and outright purchase contracts as our underwritten or at-risk business. Guarantee contracts have generally represented about 15% of our gross auction proceeds on an annual basis in recent periods, while outright purchases have averaged about 10%.
Our commission structure reflects the degree of risk we assume in connection with the equipment being sold. In general, on similar packages of equipment, we factor in a lower commission rate for straight commission sales than for guarantee contracts. In the case of outright purchases, pricing takes into account the risks we assume. We typically offer guarantee and purchase contract options only on large, diverse fleets of equipment. We manage the risk associated with our underwritten business by performing detailed appraisals of the equipment and involving valuation specialists and senior levels of management in the decision making process. In addition, equipment prices tend not to fluctuate significantly during the short time prior to the auction that we are exposed on these types of arrangements.
Value-Added Services. We provide a wide array of services to make the auction process convenient for buyers and sellers of equipment. Examples of these services include:

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•	conducting title searches on consigned equipment, where registries are commercially available, to ensure the equipment is sold free and clear of all liens and encumbrances (if we are not able to deliver clear title, we provide a full refund up to the purchase price to the buyer);

•	making consigned equipment available for inspection, testing and comparing by prospective buyers;

•	displaying photographs of consigned equipment on our website;

•	providing access at our auctions to representatives of finance companies, transportation companies, customs brokerages and other service providers;

•	providing facilities for on-site cleaning, painting and refurbishment of equipment; and

•	handling all pre-auction marketing, as well as collection and disbursement of proceeds.
Marketing and Sales
At December 31, 2008, we employed 265 sales representatives and 29 trainee territory managers (2007 - 265 and 11, respectively). These representatives are deployed by geographic region around the world. Each sales representative is primarily responsible for the development of customer relationships and sourcing consignments in the representative’s territory. Sales representatives are also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of our employees is paid on a commission basis. All members of our sales force are compensated primarily by a combination of base salary and incentive bonus.
To support our sales representatives, we follow a dual marketing strategy, promoting Ritchie Bros. and the unreserved auction process in general, as well as marketing specific auctions. This dual strategy is designed to attract both consignors and bidders to our auctions. Our advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. We also participate in international, national and local trade associations. The rbauction.com website is another important component of our marketing effort.
In addition to regional marketing through our sales representatives, we market through our national accounts team to large national customers, including rental companies, manufacturers and finance companies, who have equipment disposition requirements in various regions and countries and can therefore benefit from our international network of auction sites.
International Network of Auction Sites
We attempt to establish our auction sites in industrial areas close to major cities. Although we lease some auction sites, we prefer to purchase land and construct purpose-built facilities once we have determined that a region can generate sufficient financial returns to justify the investment. We generally do not construct a permanent auction site in a particular region until we have conducted a number of offsite sales in the area, and often we will operate from a regional auction unit for several years before considering a more permanent investment. This process allows us to evaluate the market potential before we make a significant investment. We will not invest in a permanent auction site unless we believe there is an opportunity for significant, profitable growth in a particular region. Our average expenditure on a permanent auction site has been in the range of $20 million in recent years, including land, improvements and buildings.
We operated from the following auction sites at February 23, 2009:
Permanent Auction Sites:

	Size (Acres)	Year Placed in Service
Canada

Vancouver, British Columbia (1)	12	1979
Prince George, British Columbia	60	2003
Grande Prairie, Alberta (2)	31	2002
Edmonton, Alberta	125	2002
Saskatoon, Saskatchewan	62	2006
Regina, Saskatoon	22	2007
Toronto, Ontario	63	1998

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	Size (Acres)	Year Placed in Service
London, Ontario (3)	165	2009
Montreal, Quebec	60	2000
Halifax, Nova Scotia	28	1997

United States

Olympia, Washington	79	1994
Los Angeles, California	59	2000
Sacramento, California	90	2005
Phoenix, Arizona	48	2002
Albuquerque, New Mexico	11	1999
Denver, Colorado	70	2007
Fort Worth, Texas	113	1994
Houston, Texas (4)	95	2009
Buxton, North Dakota	25	2006
Kansas City, Missouri	40	2007
Minneapolis, Minnesota (5)	140	2009
Chicago, Illinois	51	2000
Columbus, Ohio	95	2007
Nashville, Tennessee	76	2006
Atlanta, Georgia	64	1996
Statesville, North Carolina	40	1999
Orlando, Florida (6)	200	2002
North East, Maryland	85	2001

Other Countries

Paris, France	47	2008
Moerdijk, The Netherlands	53	1999
Brisbane, Australia	42	1999

Regional Auction Units:

Moncofa, Spain	Dubai, United Arab Emirates
Las Vegas, Nevada	Geelong, Australia (8)
Mexico City, Mexico (7)	Hartford, Connecticut
Caorso, Italy

(1)	We have purchased approximately 25 acres of land in Chilliwack, British Columbia, on which we are building a new permanent auction site to replace our existing permanent auction site in that region. The new site is expected to open in 2009.

(2)	We have purchased approximately 300 acres of land in Grande Prairie, Alberta, on which we are building a new permanent auction site to replace our existing permanent auction site in that region. The new site is expected to open in 2009.

(3)	We have purchased approximately 165 acres of land in London, Ontario, on which we are building a new permanent auction site focused primarily on agricultural auctions. The new site is expected to open in 2009.

(4)	We completed the construction of a new permanent auction site on approximately 95 acres of a 125-acre property in Houston, Texas, to replace our existing permanent auction site in that region, and relocated to the new facility in February 2009.

(5)	We completed the construction of a new permanent auction site on approximately 140 acres of land near Minneapolis, Minnesota, to replace our existing permanent auction site in that region, and relocated to the new facility in January 2009.

(6)	We purchased an additional 74 acres of land adjoining the permanent auction site in Orlando, Florida, and have expanded our existing permanent auction site in that region.

(7)	We have purchased approximately 300 acres of land near Mexico City, Mexico, on which we are building a new permanent auction site to replace our regional auction unit in that region. The new site is expected to be completed in 2009 and we moved into a temporary facility in January 2009.

(8)	We have relocated our Melbourne regional auction unit to this location in 2008.
In addition to the sites above, we also purchased approximately 16 acres of land near Tokyo, Japan, on which we intend to build a new permanent auction site.

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We did not have ownership of the land housing our regional auction unit in Singapore and were unable to renew the lease at that location. As a result, we have closed our regional auction unit in Singapore in the first quarter of 2009.
At certain of our auction sites we own additional property that may be available for future expansion or sale. We also own land in other areas not listed or described above that may be available for future expansion or sale.
Competition
Both the global used industrial equipment market and the auction segment of that market are highly fragmented. We compete for potential purchasers of industrial equipment with other auction companies and with non-auction competitors such as equipment manufacturers, distributors and dealers, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners who have traditionally disposed of equipment through private sales.
Governmental and Environmental Regulations
Our operations are subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker health and safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, our development or expansion of auction sites depends upon the receipt of required licenses, permits and other governmental authorizations, and we are subject to various local zoning requirements with regard to the location of our auction sites, which vary among jurisdictions.
Under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances.
We typically obtain Phase I environmental assessment reports prepared by independent environmental consultants in connection with our site acquisitions. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon us or expose us to third-party actions such as tort suits. Although we have insurance to protect us from such liability, there can also be no assurance that it will cover any or all potential losses.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the U.S. In addition, engine emission standards in some jurisdictions limit the operation of certain trucks and equipment in those markets.
We are committed to contributing to the protection of the natural environment by preventing and reducing adverse impacts of our operations. As part of our commitment, we aim to:
•	empower our employees to identify and address environmental issues;

•	consider environmental impacts as part of all business decisions;

•	conduct business in compliance with applicable regulations and legislations, and where appropriate, adopt the most stringent as our global benchmark;

•	use resources wisely and efficiently to minimize our environmental impact;

•	communicate transparently with our stakeholders about environmental matters;

•	conduct ongoing assessments to ensure compliance and good stewardship; and

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•	hold management accountable for providing leadership on environmental matters, achieving targets, and providing education to employees.
We believe that by following these principles, we will be able to achieve our objective to be in compliance with applicable environmental legislation and make a positive contribution to the protection of the natural environment.
We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct our business.
Risk Factors
Disclosure relating to risk factors concerning us and our business is included under “Risk Factors” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008, which has been filed on SEDAR at www.sedar.com, and is incorporated in this document by reference.
Dividends
We currently pay a regular quarterly cash dividend of $0.09 per common share. We currently intend to continue to declare and pay a regular quarterly cash dividend in this amount on our common shares. However, any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. In 2008 we paid total cash dividends of $0.34 per common share, compared to $0.30 per share in 2007 and $0.26 per share in 2006. The dividend amounts reflect the impact of our three-for-one stock split on April 24, 2008.
Because Ritchie Bros. Auctioneers Incorporated is a holding company with no material assets other than the shares of its subsidiaries, our ability to pay dividends on our common shares depends on the income and cash flow of our subsidiaries. No financing agreements to which our subsidiaries are party currently restrict those subsidiaries from paying dividends.
Pursuant to income tax legislation, Canadian resident individuals who receive “eligible dividends” in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends that we pay are “eligible dividends” unless indicated otherwise.
Capital Structure
We have the following shares authorized for issuance and issued and outstanding as of February 23, 2009:

Number Issued and
Description	Number Authorized	Outstanding
Common shares, without par value	Unlimited	104,899,720

Senior preferred shares, without par value, issuable in series	Unlimited	None

Junior preferred shares, without par value, issuable in series	Unlimited	None
Our Board of Directors is authorized to determine the designations, rights and restrictions to be attached to the Senior preferred shares and Junior preferred shares (together, the preferred shares) upon issuance. No preferred shares have been issued.
Holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any preferred shares outstanding at the time, holders of common shares are entitled to receive ratably any dividends as may be declared from time to time by our Board of Directors out of funds legally available for dividends. Please read the “Dividends” section above. In the event of a liquidation, dissolution or winding up, holders of common shares are entitled to share ratably in all assets of the Company remaining after payment of liabilities and any liquidation preferences of any outstanding preferred shares.

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We have adopted a Shareholder Rights Plan, the purpose of which is to discourage discriminatory or unfair take-over offers for our company and to provide our Board of Directors with time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited takeover bid for our company.
Market for Securities
Our common shares are listed for trading on the New York Stock Exchange, or the NYSE, and on the Toronto Stock Exchange, or the TSX, on both exchanges under the ticker symbol “RBA”. The closing price of our common shares on February 23, 2009 on the NYSE was $16.80 and on the TSX was CA$20.79.
Our trading volumes and price ranges on the NYSE and the TSX for the year ended December 31, 2008 were as follows:

	NYSE (US$)				TSX (CA$)
Date	High Price	Low Price	Closing Price	Total Volume	High Price	Low Price	Closing Price	Total Volume
December-08	$22.98	$16.84	$21.42	14,771,100	$28.33	$21.16	$26.26	9,162,400
November-08	20.98	16.29	18.67	14,166,900	27.99	20.89	27.89	4,714,200
October-08	23.41	15.97	18.47	20,145,800	26.90	20.01	22.59	3,803,400
September-08	26.50	21.36	23.24	9,566,900	28.30	22.74	25.37	1,835,600
August-08	28.23	25.97	26.32	6,103,100	30.34	26.70	28.15	1,534,900
July-08	26.93	23.63	25.89	6,806,400	27.36	23.68	26.57	1,546,000
June-08	27.43	24.12	26.90	9,793,900	27.74	24.39	27.30	2,349,400
May-08	27.99	24.57	27.33	6,937,900	28.27	25.12	27.17	1,307,600
April-08 (1)	29.82	24.06	24.66	1,238,500	28.52	24.50	24.82	2,510,700
March-08 (1)	28.01	23.42	27.06	1,715,200	28.52	23.08	27.93	1,825,800
February-08 (1)	28.46	22.40	23.59	2,098,500	28.37	22.79	23.44	2,443,200
January-08 (1)	28.10	23.81	27.07	1,593,100	27.82	24.51	27.26	2,730,300

(1)	For ease of comparison, the prices and volumes have been adjusted to give retroactive effect to the three-for-one stock split that took effect on April 24, 2008.
Directors and Executive Officers
Under our Articles of Amalgamation, our number of directors is set at a minimum of three and a maximum of ten and the directors are authorized to determine the actual number of directors to be elected from time to time. We currently have seven directors. Each of our directors is elected annually and holds office until our next annual meeting of shareholders unless he or she ceases to hold office before that date. Information concerning our directors is as follows:
Directors

Name and	Position with	Principal Occupation or	Previous Service
Municipality of Residence	the Company	Employment (1)	as a Director
Robert W. Murdoch(2) (3)	Chairman of the Board	Businessman	Director since
Salt Spring Island, B.C., Canada	and a Director		February 20, 2006

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Name and	Position with	Principal Occupation or	Previous Service
Municipality of Residence	the Company	Employment(1)	as a Director
Peter J. Blake.	Chief Executive	Chief Executive Officer of	Director since
Vancouver, B.C., Canada	Officer and a Director	the Company	December 12, 1997

Eric Patel(2)(4).	Director	Chief Financial Officer of	Director since
Vancouver, B.C., Canada		Pembrook Mining Corp	April 16, 2004

Beverley A. Briscoe(2)(4)	Director	Owner and President of	Director since
Vancouver, B.C., Canada		Briscoe Management Ltd.	October 29, 2004

Edward B. Pitoniak(5).	Director	Businessman	Director since
West Vancouver, B.C.,			July 28, 2006
Canada

Christopher Zimmerman(5).	Director	President and Chief Executive	Director since
Vancouver, B.C.,		Officer of Canucks Sports and	April 11, 2008
Canada		Entertainment

James M. Micali(4)(5).	Director	Senior Advisor of	Director since
Boston, MA, USA		Azalea Capital	April 25, 2008

(1)	This information has been provided by the respective director as of February 23, 2009.

(2)	Our Board of Directors has a nominating and corporate governance committee comprised of Messrs. Patel (Chair), Murdoch and Ms. Briscoe.

(3)	Mr. Murdoch became Chairman of our Board of Directors on April 11, 2008, the date of our 2008 Annual Meeting. Mr. Charles E. Croft was the Chairman of our Board of Directors before our 2008 Annual Meeting, at which he retired as a director. Mr. C. Russell Cmolik also retired as a director at our 2008 Annual Meeting.

(4)	Our Board of Directors has an audit committee comprised of Ms. Briscoe (Chair) and Messrs. Patel and Micali.

(5)	Our Board of Directors has a compensation committee comprised of Messrs. Pitoniak (Chair), Zimmerman and Micali.
We do not have a Lead Director because our Chairman, Robert W. Murdoch, is an independent director and fulfills this role. Mr. Murdoch can be reached at (604) 233-6153 or by email at leaddirector@rbauction.com.
Executive Officers
As of February 23, 2009, the following Executive Officers have been appointed by our Board of Directors:

Name and Municipality of Residence	Position with the Company
Peter J. Blake Vancouver, B.C., Canada	Chief Executive Officer

Robert K. Mackay Delta, B.C., Canada	President

Robert S. Armstrong New Westminster, B.C., Canada	Chief Operating Officer

Robert A. McLeod Vancouver, B.C., Canada	Chief Financial Officer

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Name and Municipality of Residence	Position with the Company
Robert K. Whitsit Newnan, Georgia, U.S.A.	Senior Vice-President

David D. Nicholson Humble, Texas, U.S.A.	Senior Vice-President – Central United States, Mexico and South America

Guylain Turgeon Kapellen, Belgium	Senior Vice-President – Managing Director Europe, Middle East and Asia

Steven C. Simpson Scottsdale, Arizona, U.S.A.	Senior Vice-President – Western United States

Curtis C. Hinkelman Peachtree City, Georgia, U.S.A.	Senior Vice-President – Eastern United States

Kevin R. Tink Grande Prairie, AB, Canada	Senior Vice-President – Canada and Agriculture

Victor E. Pospiech North Vancouver, B.C., Canada	Senior Vice-President – Administration and Human Resources

Jeremy M. T. Black Vancouver, B.C., Canada	Corporate Secretary and Vice-President, Business Development
As of February 23, 2009, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 1% of our issued and outstanding common shares.
Audit Committee Information
Our Audit Committee primarily assists our Board of Directors in overseeing:
•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.
In particular, our Audit Committee’s role includes, among other things, ensuring that management properly develops and adheres to a sound system of disclosure controls and procedures and internal controls. The full text of our Audit Committee charter, which complies with the NYSE rules and applicable securities laws, is available on our website, www.rbauction.com.

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As of February 23, 2009, the Audit Committee of our Board of Directors was composed of the following members:

Financially
Member	Independent	Literate	Relevant Education and Experience
Beverley A. Briscoe (Chair)	Yes	Yes	Current employment:
			•	Owner and president — Briscoe Management Ltd.

Past employment:

			•	President and owner — Hiway Refrigeration Limited — 1997 to 2004

			•	Vice President and General Manager — Wajax Industries Limited.

			•	Chief Financial Officer — Rivtow Group of Companies

			•	Various executive positions — several operating divisions of The Jim Pattison Group

			•	Audit Manager — Coopers & Lybrand

Other board membership:

			•	Director, Chair of the Audit Committee and member of the Governance and Nominating Committee and the Environmental Health and Safety Committee, Goldcorp Inc. (TSX: G), and director of several non-public companies

Education:

			•	Fellow of the Institute of Chartered Accountant

			•	Bachelor of Commerce degree from the University of British Columbia

Eric Patel	Yes	Yes	Current employment:

			•	Chief Financial Officer — Pembrook Mining Corp., a private mining company (formerly Paget Resources Corporation)

Past employment:

			•	Chief Financial Officer — Crystal Decisions, Inc., a privately held software company — 1999 to 2004

			•	Executive positions, including CFO — University Games, Inc., a privately held manufacturer of educational toys and games — 1997 to 1999

			•	Director of Strategy — Dreyer’s Grand Ice Cream

			•	Strategy consultant — Marakon Associates

Education:

			•	MBA degree from Stanford University

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Financially
Member	Independent	Literate	Relevant Education and Experience
James M. Micali	Yes	Yes	Current employment:

			•	Senior advisor and limited partner — Azalea Capital (a private equity fund)

			•	Consultant to Michelin North America

			•	Counsel — Ogletree Deakins, a labour and employment law firm

			•	Adjunct professor — Furman University

Past employment:

			•	Various positions, including Chairman and President of Michelin North America — 1977 — 2008

Other board membership:

			•	Director, member of Compensation, Audit and Governance, and Executive Committees, Sonoco Products Company (NYSE: “SON”)

			•	Director, member of Nuclear Oversight and Personnel Committees, SCANA Corporation (NYSE: “SCG”)

Education:

			•	J.D. from Boston College Law School
In fulfilling its responsibilities, our Audit Committee held regular meetings in 2008 with our external auditors and with our management. In these meetings, the Audit Committee discussed with management and the external auditors, among other things, the quality and acceptability of accounting principles and significant transactions or issues encountered during the period. In addition, our Audit Committee met with our external auditors independent of our management to provide for independent and confidential assessment of our management and our internal controls as they relate to the quality and reliability of our financial statements.
In addition to retaining KPMG LLP to audit our consolidated financial statements for the year ended December 31, 2008, we retained KPMG LLP to provide various non-audit services in 2008. The aggregate fees billed for professional services by KPMG LLP and its affiliates during 2008 and 2007 were as follows:

	Fiscal 2008	Fiscal 2007
Audit Fees	$1,190,400	$1,307,000

Audit-Related Fees	4,000	98,000

Tax Fees	527,700	806,000

Total Fees	$1,722,100	$2,211,000
The nature of each category of fees is as follows:
Audit Fees:
Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of our consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees:
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the Audit Fees item above.
Tax Fees:
Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of original and amended tax returns; assistance with questions regarding tax audits;

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assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).
Pre-Approval Policies and Procedures:
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and for subsequent reporting to the Audit Committee, and outlines a list of prohibited services. For fiscal 2008, less than 5% of the fees for the services described above were approved by the Audit Committee pursuant to the de minimus exemption.
All requests for KPMG LLP to provide services that do not require specific approval by the Audit Committee are reported to and documented by our Corporate Secretary. If the proposed services are not covered by a pre-approval and the estimated fees for the proposed engagement are more than CA$5,000, the engagement of KPMG LLP to provide such services requires specific approval by the Audit Committee. Any proposed engagement to provide services that requires specific approval by the Audit Committee pursuant to the terms of the policy is submitted to the Corporate Secretary for presentation to the Audit Committee for its consideration.
Additional information regarding our corporate governance practices is included in our Information Circular for our 2009 Annual Meeting of Shareholders and on our website.
Legal and Regulatory Actions
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Code of Ethics
We have adopted a Code of Business Conduct and Ethics (the Code of Conduct) that applies to all of our employees, officers and directors. Our Code of Conduct includes, among other things, written standards for our principal executive officer, principal financial officer and principal accounting officer that are required by the U.S. Securities and Exchange Commission (or SEC) for a code of ethics applicable to such officers. Our Code of Conduct is available on our internet website, www.rbauction.com. We intend to disclose on our website within five days thereof, any amendment or waiver of the code of ethics portion of our Code of Conduct applicable to these officers that is required by SEC rules or regulations to be disclosed publicly, and to keep such disclosure available on our website for at least a 12-month period.
Transfer Agent
Our transfer agent for our common shares in Canada is Computershare Trust Company of Canada. The register of transfers of our common shares maintained by Computershare is located at their offices in Vancouver, British Columbia, Canada and Toronto, Ontario, Canada.
Interests of Experts
Our consolidated financial statements for the years ended December 31, 2008 and 2007 have been audited by KPMG LLP, Chartered Accountants, our external auditors.

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Additional Information
Additional information, including our directors’ and officers’ remuneration and indebtedness to us, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Information Circular for our most recent annual meeting of shareholders that involved the election of directors.
Additional financial information is provided in our consolidated financial statements and our management’s discussion and analysis of financial condition and results of operations for our most recently completed financial year. This and other information about our company can be found on the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference, unless otherwise specified.
Copies of these documents may be obtained upon request from our Corporate Secretary, 6500 River Road, Richmond, British Columbia,
V6X 4G5 (telephone number: (604) 273-7564).

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